Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes	$73,152	$191,428	$223,129	$160,904	$417
Fixed charges(1)
Interest expense	6,022	6,800	7,106	7,369	7,119
Amortization of debt issuance cost	3,308	436	421	506	399
Interest included in rental expense	632	918	899	992	1,071
Total fixed charges	$9,962	$8,154	$8,426	$8,867	$8,589
Earnings(2)	$83,114	$199,582	$231,555	$169,771	$9,006
Ratio of earnings to fixed charges	8.3	24.5	27.5	19.1	1.1

(1)	“Fixed charges” consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.
(2)       “Earnings” consist of income from continuing operations before income taxes plus fixed charges.